As filed with the Securities and Exchange Commission on August 1, 2014

Investment Company Act File No. 811-08492

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT (Under Section 13(e)(1) of the Securities Exchange Act of 1934) (Amendment No. ___)

PRINCIPLED EQUITY MARKET FUND

(Name of Issuer and Person Filing Statement)

Shares of Beneficial Interest, No Par Value per share

(Title of Class of Securities)

742959109

(CUSIP Number of Class of Securities)

CHRISTOPHER WILLIAMS, ADMINISTRATOR

PRINCIPLED EQUITY MARKET FUND

20 WILLIAM STREET

WELLESLEY MA 02481

1-239-304-1679

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Person Filing Statement)

With a copies to:

DAVID C. MAHAFFEY

SULLIVAN & WORCESTER LLP

1666 K STREET, N.W.

WASHINGTON, D.C.  20006

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,881,128*	$242.29**

*	Calculated as the aggregate maximum purchase price to be paid for (i) 83,052 shares in the offer, based upon the net asset value per share $22.65 on July 25, 2014.
**	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1.

☑   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 1.  Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)

The name of the issuer is Principled Equity Market Fund.  The address of its principal offices is 20 William Street, Wellesley, MA 02481, and its telephone number is 1-239-304-1679.

(b)

The title of the securities being sought is shares of beneficial interest, no par value per share (a “Share” or the “Shares”, in singular and plural form respectively), of the Fund.  As of July 25, 2014, there were approximately 1,661,038 Shares issued and outstanding.

(c)

The Shares are not currently traded on an established secondary trading market.  The Fund has applied to list its shares on the Over the Counter Bulletin Board system (OTCBB), but can give no assurance that its shares will actually be traded or that a market for its shares will develop.

Item 3.  Identity and Background of Filing Person.

The Fund is tendering for its own shares.

Item 4.  Terms of the Transaction.

(a)(1)

(i)

The Fund is seeking tenders for 83,052 shares of beneficial interest (the “Offer”).

(ii)

For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Share (the “NAV”) less a discount of 1% calculated on the day the tender offer terminates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 1, 2014 (the “Offer to Purchase”).  A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the cover page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.

(iii)

The Offer is scheduled to expire on August 29, 2014, unless extended.

(iv)

Not applicable.

(v)

Reference is hereby made to Section 1 “Price; Number of Shares” and Section 13 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.

(vi)

Reference is hereby made to Section 3 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)

Reference is hereby made to the Cover Page, Section 2 “Procedure for

Tendering Shares” and Section 3 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii)

Reference is hereby made to Section 2 “Procedure for Tendering Shares” of the Offer to Purchase, which is incorporated herein by reference.

(ix)

Reference is hereby made to the cover page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.

(x)

Reference is hereby made to Section 7 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(xi)

Reference is hereby made to Section 2 “Procedure for Tendering Shares” and Section 12 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii)

Reference is hereby made to Section 12 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(2)

Not applicable.

(b)

No directors, officers or affiliates of the Fund intend to tender Shares pursuant to the Offer.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

None.

Item 6.  Purposes of the Transaction and Plans and Proposals.

(a)

Reference is hereby made to Section 6 “Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b)

Reference is hereby made to Section 7 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)(1)

None.

(2)

None.

(3)

None.

(4)

None.

(5)

None.

(6)

None.

(7)

None.

(8)

None.

(9)

None.

(10)

None.

Item 7.  Source and Amount of Funds or Other Considerations.

(a)

Reference is hereby made to Section 8 “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

(b)

None.

(d)

None.

Item 8.  Interest in Securities of the Subject Company.

(a)

The Fund does not own any treasury shares.  The following executive officers and trustees currently own shares:

David W.C. Putnam, President, Secretary and Trustee - 13,501 shares

Sr. Anne Mary Donovan, Trustee - 2,555 shares

Howard Buckley, Trustee – 1,245 shares

George Violin, Trustee – 12,627 shares

(b)

None.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

(a)

None.

Item 10.  Financial Statements.

(a)

The Fund’s financial statements for the fiscal years ended December 31, 2012 and December 31, 2013 have been audited by Livingston & Haynes, P.C. whose reports, along with the Fund’s financial statements, are included in the Fund’s 2012 Annual Report and 2013 Annual Report, respectively, which are incorporated herein by reference.

(b)

Not applicable.

Item 11.  Additional Information.

(a)

None.

(b)

The Offer to Purchase is incorporated herein by reference in its entirety.

Item 12.  Exhibits.

(a)(1)(i)

Offer to Purchase.

(ii)

Form of Letter of Transmittal.

(iii)

Letter to Shareholders.

(iv)

Announcement.

(2)-(4)

Not applicable.

(a)(5)(i)

Audited Financial Statements of the Fund for the fiscal year ended December 31, 2012.*

(ii)

Audited Financial Statements of the Fund for the fiscal year ended December 31, 2013.**

(iii)

Consent of Livingston & Haynes, P.C.

*

Incorporated by reference to the Fund’s Annual Report for the fiscal year ended December 31, 2012 on form N-CSR as filed with the Securities and Exchange Commission (“SEC”) on February 27, 2013.

**

Incorporated by reference to the Fund’s Annual Report for the fiscal year ended December 31, 2013 on form N-CSR as filed with the SEC on February 27, 2014.

(b)

Not applicable.

(d)

Not applicable.

(g)

Not applicable.

(h)

Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Principled Equity Market Fund

By:	/s/ David W. C. Putnam
David W.C. Putnam President

August 1, 2014

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Offer to Purchase.

(ii)	Form of Letter of Transmittal.

(iii)	Letter to Shareholders.

(iv)	Announcement.

(5)(iii)	Consent of Livingston & Haynes, P.C.